EXHIBIT 99.1

Just Energy Announces Texas Legislation Providing Recovery Mechanism for Certain Costs of the Texas Winter Weather Event

TORONTO, June 18, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (OTC: JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that on June 16, 2021, Texas Governor Greg Abbott signed House Bill 4492 (“HB 4492”), which provides a mechanism for recovery of certain costs incurred by various parties, including the Company, during the extreme weather event in Texas in February 2021 (the “Weather Event”) through certain securitization structures. HB 4492 addresses securitization of (i) ancillary service charges above US $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the Electric Reliability Council of Texas, Inc. (“ERCOT”) during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short-paid” to market participants, including Just Energy, (collectively, the “Costs”).

HB 4492 provides that ERCOT request that the Public Utility Commission of Texas (the “Commission”) establish financing mechanisms for the payment of the Costs incurred by load-serving entities, including Just Energy. The timing of any such request by ERCOT, the details of the financing mechanism and the process to apply for recovery of the Costs are undetermined at this time. The Company continues to evaluate HB 4492. Based on current information, if the Commission approves the financing provided for in HB 4492, Just Energy anticipates that it will apply to the Commission to recover approximately US $100 million of Costs. The total amount that the Company may recover through the mechanisms authorized in HB 4492 may change materially based on a number of factors, including the details of an established financing order or orders issued by the Commission, additional ERCOT resettlements, the aggregate amount of funds applied for under HB 4492 by participants, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the Commission’s order or orders. There is no assurance that the Company will be able to recover all of the Costs that it applies for under the Commissions order or orders.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements with respect to the implementation of HB 4492 by the Commission, the establishment of financing mechanisms for the payment of the Costs incurred by load-serving entities, the Company’s application for recovery under HB 4492 and the quantum of any amount of Costs applied for, whether the Company may ultimately recover any amount of Costs. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the Commission deciding against establishing financing mechanisms to recover the Costs, Just Energy failing to meet the requirements under any rules established by the Commission with respect to financing mechanisms to recover the Costs, and any litigation with respect to the financing mechanism established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA proceedings with respect to the Company and similar legislation in the United States; the impact of any recovery of the Costs on the Company and/or its proceedings under CCAA and similar United States legislation; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group